Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Commission File No.: 001-14437

The following information was posted on a website hosted by Alcoa Inc. for employees of RTI International Metals, Inc. on March 25, 2015.

1.	Pending approval of the acquisition, how would RTI be integrated into Alcoa?

Once the transaction closes, RTI will be integrated into Alcoa’s downstream business group, Engineered Products and Solutions (EPS), led by Olivier Jarrault.

This group is a key part of Alcoa’s transformation strategy, through which we are growing a lightweight, multi-material innovation powerhouse and a globally competitive commodity business—two engines of profitability at Alcoa. RTI’s full-service titanium mill and fabricated products and advanced technology will complement Alcoa’s total suite of aerospace offerings and help us to expand energy and medical businesses. We anticipate many synergies within the new company especially innovative concepts and solutions that neither of us could have developed separately.

2.	There has been a lot of discussion on integration from a production perspective. What integration do you anticipate from an overhead perspective? Is Alcoa centralized for HR, payroll, and shared services functions?

We operate using a mix of both shared services and front-end functions, such as in HR where it is critical to have individuals close to the business. Alcoa’s global shared services allow us to operate efficiently worldwide, and our procurement function leverages $18 billion in annual spend as one of our key advantages. These functions also offer great opportunity; by becoming part of Alcoa, you will be able to tap into a global network that includes job openings in our system and Centers of Excellence. We will make those available as soon as we can.

3.	How will my pay and any benefits/pension be affected?

Nothing will change until after the closing of the transaction. Until then, everything is business as usual. Alcoa will use the time until the transaction closes to study how the RTI benefit and pension plans will fit into Alcoa’s benefits offerings. We will keep you informed of any changes as decisions are made. The transaction is expected to close within three to six months.

4.	Some RTI employees are already receiving an Alcoa pension benefit. What is the transition plan?

There are a number of legal requirements governing qualified pension plans that will need to be assessed prior to the closing date for the transaction. Alcoa will be reviewing these requirements between now and the closing and will communicate any transition plans to those RTI employees who are in receipt of an Alcoa pension or other benefit prior to the closing date.

5.	What is Alcoa’s position regarding employees belonging to a Union?

Alcoa strives to maintain positive ongoing relationships with all of our employees and we recognize and respect the freedom of individual Alcoans to join, or refrain from joining, legally authorized associations or organizations. Where we have a union, we will respect the union and maintain candid & honest communications concerning the business and the impact on employees where we do not have a union it is our intent and desire to remain union free.

***

Rewarding your Contribution

Rewards & Recognition

To reward your contribution to the company, Alcoa’s total compensation strategy includes three key parts:

•	Base pay: Cash compensation is competitive and based on job responsibilities and individual performance.

•	Variable pay: Many business units offer performance pay or bonuses, emphasizing that we work collectively to accomplish the identified goals.

•	Benefits: Alcoa’s comprehensive benefits package generally includes a choice of health care, life insurance, and disability coverage to fit individual needs. In line with our people values, Alcoa offers coverage for domestic partners (of either gender) under the U.S. benefit plans. The Alcoa Savings Plan and retirement programs help you to prepare for retirement. A number of “work and personal life” benefit programs, such as tuition assistance, provide added value.

In addition to pay and benefits, Alcoa believes strongly in recognizing individual and team achievements. The Alcoa IMPACT Awards provide cash prizes and company-wide recognition, and each location has formal and informal reward programs. At the business level, our Global Leadership Awards recognize managers for outstanding results in developing people; promoting diversity; creating the “best people environment”; and achieving key customer, financial, and environmental health and safety goals.

***

RTI Visits Showcase ‘Strategic Slam-Dunk’

On Friday, March 20, Alcoa leaders visited two RTI sites—which Alcoa recently announced plans to acquire—in Minnesota, USA. The plants specialize in machining finished products for the aerospace, defense and medical industries.

Addressing RTI employees at town hall meetings at both sites, Chairman and CEO Klaus Kleinfeld said “Alcoa will feed into RTI’s operations to optimize your machining capabilities. Working together, we will simplify our supply chain to better meet our customers’ needs and capture even more demand in high-growth end markets.”

While aerospace is clearly an important market for both companies, Klaus acknowledged that “RTI can show us how to establish a medical business, optimizing some of our existing medical capabilities.”

RTI CEO Dawne Hickton introduced Kleinfeld at each location, sharing his sentiment that the acquisition is a “strategic portfolio slam dunk” for both Alcoa and RTI.

Forward-Looking Statements

Certain statements in this communication, including statements regarding the proposed acquisition of RTI International Metals, Inc. (“RTI”) by Alcoa Inc. (“Alcoa”), the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RTI to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control. Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction; (e) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the proposed transaction, or the failure to satisfy the other closing conditions to the proposed transaction; (f) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (g) potential sales of Alcoa common stock issued in the acquisition; (h) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (i) consequences of investigations by governmental agencies or regulatory authorities; (j) the failure to capitalize on anticipated growth in the commercial aerospace market; and (k) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a proxy statement of RTI that also constitutes a prospectus of Alcoa. RTI will provide the proxy statement/prospectus to its shareholders. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Alcoa’s website (www.alcoa.com). You may also obtain these documents, free of charge, from RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2015 and in its Annual Report on Form 10-K filed with the SEC on February 19, 2015. You can find information about RTI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about Alcoa’s executive officers and directors and RTI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.